RUTBERG AND COMPANY, LLC

Statements of Financial Condition
As of December 31, 2015 and 2014

	2015	2014
Assets		
Cash	$ 99,710	$58,061
Accounts Receivable	21,632	25,000
Prepaid Expenses	417	4,184
Total assets	$121,759	$87,245
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 651	$ 7,757
Due to Rutberg Holdings, LLC	13,303	600
Total liabilities	13,954	8,357
Member's equity	107,805	78,888
Total liabilities and member's equity	$121,759	$87,245

The accompanying notes are an integral part of these financial statements.